PUBLIC

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70466

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___10/19/20___ AND ENDING ___12/31/21___
         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Agile Trading Technologies, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
 ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

111 Presidential Blvd, Suite 209

(No. and Street)

Bala Cynwyd	**PA**	**19004**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Curtis Richins 267-688-8435   crichins@trade-agile.com

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Alvarez & Associates, Inc.

(Name – if individual, state last, first, and middle name)

9221 Corbin Avenue, Suite 165	**Northridge**	**California**	**91324**
(Address)	(City)	(State)	(Zip Code)
10/16/2018		**6517**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Curtis Richins, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Agile Trading Technologies, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President and CEO

[signature]
Notary Public

2-22-2022

Commonwealth of Pennsylvania - Notary Seal
George M. Laughlin III, Notary Public
Delaware County
My commission expires March 25, 2023
Commission number 1285819
Member, Pennsylvania Association of Notaries

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Agile Trading Technologies, LLC

Financial Statement
For the period October 19, 2020 through December 31, 2021

Agile Trading Technologies, LLC

Contents

Independent Auditor's Report 3

Financial Statement
    Statement of Financial Condition 5
    Notes to Financial Statement 6-10







ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members of Agile Trading Technologies, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Agile Trading Technologies, LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2021.
Northridge, California
February 22, 2022

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

Financial Statement

Agile Trading Technologies, LLC

Statement of Financial Condition

December 31,		2021
Assets		
Cash and cash equivalents	$	237,427
Accounts receivable, net		168,900
Due from related party		1,859
Prepaid expenses and other assets		10,513
Property and equipment, net		63,889
Total Assets	$	482,588
Liabilities and Members' Equity		
Accounts payable and accrued expenses	$	3,020
Total Liabilities		3,020
Commitments and Contingencies		
Members' Equity		479,568
Total Liabilities and Members' Equity	$	482,588

See accompanying notes to financial statement.

Agile Trading Technologies, LLC

Notes to Financial Statement

1. Summary of Significant Accounting Policies

Nature of Operations

Agile Trading Technologies, LLC (the "Company") was formed as a limited liability company on January 17, 2019 under the laws of the State of Delaware. The principal activity of the Company is to provide mortgage capital market related technology solutions for its clients, which include broker dealers, mortgage companies, and hedge advisory firms. The Company is headquartered in Bala Cynwyd, Pennsylvania. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company was approved to commence business on October 19, 2020.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and these differences could be material.

Cash and Cash Equivalents

The Company considers all highly-liquid investments with an original maturity of 90 days or less at date of purchase to be cash equivalents. There are no cash equivalents at December 31, 2021.

Accounts Receivable and Allowance for Doubtful Accounts

The Company performs ongoing credit evaluations of its customers' financial condition and has not experienced any significant collection problems to date. Accounts receivable payment terms are consistent across the company's products and services and are stated in the financial statements as accounts receivable, net of an allowance for doubtful accounts. Accounts that are outstanding longer than the payment terms are considered past due. The Company determines its allowance by considering a number of factors, including length of time trade accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they become uncollectible. At December 31, 2021, the allowance for doubtful accounts totals $0.

Property and Equipment

All property and equipment are stated at cost less accumulated depreciation. Depreciation is charged to operations on a straight-line basis over the estimated useful lives of the assets or, in the case of leasehold improvements, the lease period, if shorter. Generally, estimated useful lives are as follows:

	Years
Leasehold improvements	Shorter of 7 years or the lease term
Furniture and fixtures	5
Computers, office equipment and other	2-3

Upon the disposal or retirement of property and equipment, cost and related accumulated depreciation are removed from the accounts. Gains and losses from dispositions are credited or charged to operations. Expenditures for ordinary maintenance and repairs are charged to expense. Additions or betterments to property and equipment are capitalized at cost.

Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with the operating agreement. In addition, the Company is subject to income-based taxes in certain states. Accordingly, any tax expense or benefit reflected in the financial statements relates only to state taxes.

Revenue Recognition

The Company adopted the new revenue recognition standard Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic No. 606, Revenue from Contracts with Customers ("ASC 606"). ASC 606 is a comprehensive new recognition model that requires the Company to recognize revenue in a manner which depicts the transfer of goods or services to its customers at an amount that reflects the consideration the Company expects to receive for those goods or services. The Company considers revenue to be earned when all of the following criteria are met: the Company has a contract with customer that creates enforceable rights and obligations; promised services are identified as performance obligations; the transaction price or consideration that the Company expects to receive for transferring the goods or providing services is determinable; and the Company has transferred control of the performance obligations to the customer. A promise in a contract to transfer a distinct good or service to the customer is identified as a performance obligation.

The Company's revenue consists of two revenue streams - Software as a Service ("SAAS"), which is subscription-based income, and Licensing Fee income, both of which are recognized over time on a straight-line basis over the related contractual period.

The Company does incur costs to obtain or fulfill customer contracts and recognizes these costs as expense in the period they are incurred.

The Company elected the following practical expedients and accounting policy elections:

- Incremental costs of obtaining a contract - The Company has elected the practical expedient that, if applicable for any customer, would allow recognizing incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less.

Agile Trading Technologies, LLC

Notes to Financial Statement

Contract Assets and Liabilities

When a contract results in revenue being recognized in excess of the amount the Company has invoiced or has the right to invoice to the customer, a contract asset is recognized. There were no contract assets included in the accompanying statement of financial condition at December 31, 2021.

Contract liabilities consist of payments received from customers, or such consideration that is contractually due, in advance of providing the product or performing services such that control has not passed to the customer. Contract liabilities are presented as deferred revenue on the accompanying statement of financial condition as of December 31, 2021. There were no contract liabilities in the accompanying statement of financial condition as of December 31, 2021.

Marketing and Advertising Expense

The Company expenses marketing and advertising expenses as they are incurred.

2. Recently Issued Accounting Standards

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through issuance of Accounting Standards Updates ("ASUs").

For the period ending December 31, 2021, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the period then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

3. Concentration of Credit Risk

Cash and Cash Equivalents

The Company maintains cash with a financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per depositor. As of December 31, 2021, the cash and cash equivalents balance exceeded federally insured limits. The Company mitigates this risk by only depositing funds with major financial institutions and has not experienced any losses from maintaining cash and balances in excess of federally insured limits.

4. Property and Equipment

Property and equipment consist of the following:

December 31,	2021
Computers and software	100,000
	100,000
Less accumulated depreciation	(36,111)
Total	$ 63,889

5. Commitments

Operating Leases

The Company is party to a lease agreement, subject to ASC Topic No. 842, Lease Accounting, for the rental of office facilities through September 30, 2022. The original lease agreement was amended to defer commencement date of the lease due to the Company's inability to physically take possession of the office space due to the COVID-19 outbreak. The termination date of the lease agreement was similarly postponed.

6. Contingencies

The Company had no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2021, or during the period then ended.

7. Related Party Transactions

The Chief Executive Officer ("CEO") and Chief Operating Officer ("COO") are also the Members of the Company. The CEO and COO are also the owners of Mortgage Capital Trading, Inc. ("MCT").

The Company and MCT are parties to an Asset Purchase Agreement, License Agreement and Expense Sharing Agreement. Under the Asset Purchase Agreement, MCT sold the Trade Auction Manager ("TAM") platform, developed by MCT, to the Company for $100,000. Under the License Agreement, the Company licenses the use of TAM to MCT. Under the terms of the Expense Sharing Agreement, the CEO and COO, and other employees of MCT, provide services to the Company.

The Company earned Licensing Fee revenue from MCT during the period October 19, 2020 through December 31, 2021 and was due $27,900 in fees as of December 31, 2021.

The Company incurred Salaries, Commissions and Bonuses under the terms of the Expense Sharing Agreement during the period October 19, 2020 through December 31, 2021 and owed MCT $26,041 as of December 31, 2021 for the unpaid portion of these expenses.

The amounts due from and due to MCT are reflected net as $1,859 due from related party as of December 31, 2021 in the accompanying statement of financial condition.

Agile Trading Technologies, LLC

Notes to Financial Statement

It is possible that the terms of certain of the related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for the first year of operations. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2021, the Company had net capital of $234,407 which was $229,407 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($3,020) to net capital was 0.01 to 1, which is less than the 15 to 1 maximum allowed.

9. Subsequent Events

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date these financial statements were available to be issued. Based on this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.